MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the second quarterly period (three months ended October 31, 2005 and 2004). Monetary amounts are stated in United States (“US”) dollars unless otherwise noted.

The Management’s Discussion and Analysis (“MD&A”) reviews Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) business and financial performance, and compares its financial results for the three month period ended October 31, 2005 (“Q2 2006”) with the comparable period a year earlier (the three months ended October 31, 2004 (“Q2 2005”)). In order to fully understand Pacific Rim’s financial condition and results of operations, this MD&A should be read in conjunction with the consolidated financial statements and accompanying notes.

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and filed with appropriate regulatory bodies in Canada and the United States.

Pacific Rim’s shares trade under the symbol PMU on both The Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

The MD&A contains certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements included here, other than statements of historical fact and including without limitation statements regarding projected production, potential mineralization, mineral resources, mineral reserves, exploration results and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that these statements will prove to be accurate and actual results and future events could differ materially from them. Readers are referred to the Company’s Note Regarding Forward Looking Statements in Section 14 for further information.

1. FISCAL 2006 SECOND QUARTER IN REVIEW

Pacific Rim is a growth-oriented, revenue generating, environmentally and socially responsible gold exploration company with operational and exploration activities in North, Central and South America. The Company utilizes cash flow from its 49% joint venture interest in the Denton-Rawhide gold mine in Nevada and cash from the sale of non-core assets to advance its exploration projects; primarily the El Dorado gold project in El Salvador. Pacific Rim’s corporate goal is to become a highly profitable intermediate level gold producer.

South Minita Drilling

Pacific Rim continued delineation drilling of the South Minita gold zone throughout Q2 2006 in an effort to define the geometry and extent of this important target. South Minita is located 500 meters south of the Minita gold deposit, the subject of the Company’s January 2005 positive pre-

feasibility study. Drill results from twenty new holes were reported on during the quarter. Though drilling at South Minita continues at present, management expects to complete the drill delineation of South Minita in early calendar 2006. Results from South Minita to date suggest that this mineralized area consists of a number of zones contained in several sub-parallel veins that cumulatively could be comparable in width and gold grade to the Minita deposit. A resource estimate for the South Minita gold zone is expected to be commissioned by the end of January 2006. Management intends to commission an amended economic evaluation of the El Dorado project, based on the Minita pre-feasibility results with the addition of the South Minita resource, prior to April 30, 2006. A full table of drill results from the El Dorado project is available on the Company’s website (www.pacrim-mining.com).

Santa Rita

Surface rock sampling results from the Company’s recently acquired Santa Rita gold project in El Salvador announced during the quarter indicate high grade gold at surface along a portion of the Trinidad vein, one of two known vein structures on the project. The Santa Rita gold project is located approximately 10 km northwest of the Company’s El Dorado gold project. Pacific Rim is in the process of completing a baseline environmental assessment of the Santa Rita project and will apply for permits to drill test this exciting gold discovery shortly.

Andacollo Monetization

During the Company’s first quarter of fiscal 2006, Pacific Rim accepted an offer from Trend Mining Company (“Trend”) to purchase the Andacollo assets for US $5.4 million, with the settlement and execution of a definitive agreement expected, according to the original letter of intent, no later than August 20, 2005. During the Company’s first quarterly period, Pacific Rim received $0.6 million in payments from Trend to secure their tenure of exclusive due diligence. During Q2 2006 the letter of intent signed between the Company and Trend was amended to provide Trend with a 30 day extension to its exclusive due diligence period (extending the closing date to no later than September 19, 2005). Pacific Rim received a $0.3 million payment from Trend during the quarter in consideration of this extension. On September 21, 2005, a final agreement was signed and the Andacollo sale agreement was closed, at which time Pacific Rim received $2.1 million from Trend. Future payments totaling $2.4 million will be made to the Company under a secured promissory note.

Financial Highlights (table is in thousands of US dollars, except per share amounts)

	Three Months ended October 31, 2005 (Q2 2006)	Three Months ended October 31, 2004 (Q2 2005)	Six Months ended October 31, 2005	Six Months ended October 31 2004
Revenue	$1,712	$2,828	$3,430	$6,268
Operating Costs	$1,096	$2,666	$2,000	$5,918
Exploration expenditures	$1,452	$1,998	$2,557	$3,887
Net (loss) before unusual item	$(1,096)	$(2,377)	$(1,623)	$(3,868)
Net income (loss) for the period	$1,208	$(2,382)	$1,727	$(3,720)
Income (Loss) per share - basic and diluted	$0.01	$(0.03)	$0.02	$(0.05)

	Three Months ended October 31, 2005 (Q2 2006)	Three Months ended October 31, 2004 (Q2 2005)	Six Months ended October 31, 2005	Six Months ended October 31 2004
Cash Flow provided by (used for) operating activities	$1,206	$(267)	$1,122	$(803)
Net increase (decrease) in cash	$1,281	$(107)	$1,467	$240
Common shares outstanding (average)	81,256,654	80,492,361	81,049,744	80,488,781
Fully diluted shares (average)	86,573,654	85,463,094	86,366,744	85,405,681

	October 31, 2005		April 30, 2005
Cash and cash equivalents	$2,261		$794
Total assets	$10,308		$8,618
Total liabilities	$2,563		$3,079
Working Capital	$1,907		$(135)

Net Income (Loss)

For the three month period ended October 31, 2005, Pacific Rim recorded net income of $1.2 million or $0.01 per share, compared to a loss of $2.4 million or $0.03 per share for the three month period ended October 31, 2004. This improvement in income, despite lower sales revenues, is primarily due to the $2.3 million net recovery of investment in the Andacollo mine during Q2 2006, as well as decreased mine operating costs at the Company’s Denton-Rawhide residual leach gold operation and lower El Dorado project expenditures. The Company recovered $2.3 million from the sale of the Andacollo mine in Q2 2006, for which there is no comparable item during Q2 2005. This recovery, combined with $0.6 million in mine operating income offset expenses totaling $1.7 million for the second quarter of fiscal 2006 and led to a net income of $1.2 million for Q2 2006.

Liquidity and Financial Condition

During Q2 2006, Pacific Rim’s cash and cash equivalents increased by $1.3 million, from $1.0 million at July 31, 2005 to $2.3 million at October 31, 2005. This reflects cash receipts totaling $2.7 million ($0.4 million from Denton-Rawhide operations and $2.3 million net proceeds from the sale of the Andacollo mine) offset by cash outlays totaling $1.4 million ($1.4 million in direct exploration expenditures and $0.2 million in direct general and administrative expenses, less a $0.2 million increase in non-mining accounts payable).

A $1.6 million increase in current assets (from a $1.9 million increase in cash, cash equivalents and bullion less a $0.1 million reduction in receivables and a $0.2 million reduction in inventories) combined with a $0.4 million decrease in accounts payable and accrued liabilities since April 30, 2005, contributed to a $2.0 million increase in working capital at the end of Q2 2006 (from $(0.1) million at April 30, 2005 to $1.9 million at October 31, 2005).

Production

Pacific Rim’s share of production from the Denton-Rawhide operation in Q2 2006 was 3,697 ounces of gold and 33,225 ounces of silver at a total cash production cost of $217 per ounce of gold produced (net of silver credits). Actual cash expended per ounce of gold produced in Q2 2006 was the same as the total cash production cost as there were no non-cash inventory drawdown costs associated with the Q2 2006 production. Gold production from Denton-Rawhide during the second quarter of fiscal 2006 was approximately 37% lower than in the same quarterly period of fiscal 2005. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation, exacerbated by the temporary closure of sections of the heap leach pile as re-contouring of the pile continued.

2. EXPLORATION ACTIVITY

Pacific Rim’s primary on-going exploration project is the advanced-stage El Dorado gold project in El Salvador. El Dorado was advanced during the period August 1 to October 31, 2005 with the further delineation of the South Minita gold target. Initial surface rock sampling was also conducted at the nearby Santa Rita gold project.

Pacific Rim’s business model is to utilize cash flow from gold production at its 49%-owned Denton-Rawhide Mine in Nevada, plus any cash it receives from the sale of the Andacollo mine, to fund its exploration activities at the El Dorado and other projects, including mapping, sampling, surveying, drilling, resource definition and economical analysis, community relations initiatives and project generation. These sources of cash flow are not intended, or sufficient, to fund underground development or mine construction at El Dorado.

El Dorado Gold Project, El Salvador

Overview
The El Dorado gold project, located in El Salvador approximately 65 km northeast of the capital city San Salvador, is Pacific Rim’s flagship advanced-stage exploration property. Pacific Rim is 100% owner of the El Dorado project, which was recently expanded from 75 square kilometers in two exploration licenses to 144 square kilometers in 3 exploration licenses. In accordance with El Salvadoran Law, Pacific Rim presented a request for the conversion of a portion of the El Dorado exploration licenses to an exploitation concession on December 22, 2004. The conversion process is currently pending ministerial acceptance of Pacific Rim’s Environmental Impact Study (see below and Section 10) and issuance of the environmental permits. El Salvadoran administrative rules and procedures give Pacific Rim exclusive rights to the exploitation concession area while the permitting process is underway.

El Dorado is subject to a royalty of 3% of net smelter returns in favor of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

The El Dorado project hosts an epithermal bonanza vein system, comprising numerous gold-bearing veins contained within an area at least 12 km long by 4.5 km wide. One of these, the Minita vein system, was exploited in the mid-1900’s, producing roughly 78,000 ounces of gold from ore at an average grade of 9.6 g/t. The operation achieved recoveries of 92% in a simple cyanide recovery process.

Q2 2006 Developments
During the second quarter of fiscal 2006, Pacific Rim concentrated its El Dorado exploration efforts on delineating the South Minita gold target to determine its potential for expanding the high-grade 490,000 ounce gold reserve that was defined on the Minita deposit during fiscal 2005.

The South Minita gold zone is located roughly 500 meters south of the Minita deposit in the Central District of the El Dorado project and occurs within the Minita vein system; the same structural zone that hosts the Minita deposit immediately to the north. The Minita deposit was the subject of a January 2005 pre-feasibility study that projected cash costs of $163 per gold equivalent ounce for an 80,000 ounce per year operation, with an 18% Internal Rate of Return (readers are referred to the Company’s SEDAR filings, news releases and 2005 Annual Report for details of the Minita pre-feasibility study, and to disclosure made in Section 14 of this MD&A). Pacific Rim’s drilling efforts during Q2 2006 concentrated solely on South Minita, as the Company works toward defining the geometry, dimensions and grade of this discovery. The results from 20 new drill holes from the El Dorado gold project were reported by the Company during Q2 2006. A complete list of Pacific Rim’s drill results to date is available on the Company’s website.

Pacific Rim’s understanding of the geometry of the South Minita gold zone has become more refined as drilling has progressed. Unlike the Minita deposit to the north, which consists of one mineralized body contained in a 3.3 meter wide vein, South Minita is comprised of a number of zones of mineralization in a series of thinner, sub-parallel veins within the Minita fault zone. The South Minita mineralized zones, as currently defined, have a cumulative strike length of approximately 1500 meters, occur between elevations of 25 meters below sea level and 250 meters above sea level and cover an area approximately 200,000 square meters in the plane of the veins in which they are hosted. By way of comparison, the Minita deposit (including the area of past production) has a strike length of 700 meters, occurs between elevations of 25 meters below sea level and 430 meters above sea level and covers an area approximately 150,000 square meters in longitudinal section. However, the individual vein widths at South Minita appear to be thinner than the Minita average vein width.

The South Minita delineation drill program is currently filling in areas of the mineralized zone that require additional drill testing to enable a resource estimate, which the Company expects to commission in the third quarter of fiscal 2006. Once the South Minita resource is defined, Pacific Rim plans to amend its economic assessment of the Minita deposit to reflect the additional resources.

New El Dorado Exploration
Pacific Rim has undertaken an aggressive target-generation program in the southern part of the El Dorado project. This program has identified four major new drill targets based on the

Company’s pivotal deciphering of the relationship between mineralization, volcanic history and structure in the El Dorado epithermal system. The first new target comprises a 4 km strike extension of the Minita structure. The second target is a 5 km long, 1 km wide northwest-trending structural zone that contains numerous sub-parallel veins, including the Nance Dulce target that Pacific Rim discovered in late 2004. The third new target (“Hacienda”) consists of a 5 km long north-south trending structure that is parallel to and roughly 2 km west of the Minita structure. The fourth target area (“Gallardo”) is a northwest-trending structure that can be traced over a 3 km strike length. This structure hosts the historic (early 1900’s) underground Gallardo mine. Pacific Rim intends to drill test these targets during the second half of fiscal 2006.

Environmental Impact Study
In September 2004, the Company submitted an Environmental Impact Study (“EIS”) for a 750 tonne per day (“tpd”) operation to MARN, the El Salvadoran environmental ministry. On September 8, 2005 the finalized EIS (incorporating comments from MARN) was submitted and on September 23, 2005, having granted final technical approval of the EIS, MARN instructed Pacific Rim to submit the EIS for public comment. The public comment period ran from October 6, 2005 to October 19, 2005. Pacific Rim is currently awaiting further instructions or final acceptance of its EIS and granting of an environmental permit.

Permitting
The granting of an exploitation concession by the Ministry of Economy (Division of Hydrocarbons and Mines) confers, to the applicant, the right to produce and sell valuable commodities recovered from the natural resources within the area of the concession. The granting of an exploitation concession requires an environmental permit granted by MARN (see above) in addition to the applicant satisfying a number of other conditions. The concession requires that the mine and associated facilities be built and operated in accordance with the conditions of the environmental permit and that development activities commence within 12 months of the date of the final concession agreement.

Pacific Rim has applied for an exploitation concession (the only permit required to commence mining activities) based on designs for a 750 tpd operation at the Minita deposit as detailed in its EIS. Future amendments to the exploitation concession application documents and the presentation of an EIS for expanded operations will be required when the Company determines that a larger operation is economically viable. Pacific Rim’s EIS and hence exploitation concession application, encompasses an area of approximately 12.75 square kilometers in the center of the original 75 square kilometer exploration license area. The remaining 62.25 square kilometers covered by the original exploration licenses has been expanded to 144 square kilometers under an application submitted to MARN for new exploration licenses. During Q2 2006 three new exploration licenses were granted to Pacific Rim covering this 144 square kilometer area surrounding the exploitation concession application area.

Summary
The El Dorado project remains the cornerstone of Pacific Rim’s strategy for growth. Virtually all of the $1.4 million spent on exploration during Q2 2006 was expended on the El Dorado project, primarily on the on-going drill program.

Santa Rita Gold Project, El Salvador

The Santa Rita gold project is covered by a 48.6 square kilometers exploration license located approximately 10 km northwest of Pacific Rim’s flagship advanced-stage El Dorado gold project in El Salvador. Surface rock sampling results released during Q2 2006 yielded high grade gold along a portion of the Trinidad vein, one of two known vein structures on the project.

The Trinidad vein has to date been traced over a distance of 1400 meters in a northwest –southeast direction. Seven rock samples collected across the Trinidad vein over a 500 meter strike length at the southern end of its exposure yielded the following results: 6.43 g/t gold over 1.5 meters; 14.59 g/t gold over 1.0 meter; 25.76 g/t gold over 1.5 meters; 118.29 g/t gold over 1.5 meters; 32.67 g/t gold over 0.5 meters; 12.64 g/t gold over 2.0 meters; and 59.52 g/t gold over 1.5 meters. Surface sampling results from the northernmost 900 meters as well as a 200-meter segment of the vein within the southern high-grade area (where it crosses a hill) yielded assays up to 5 g/t gold over similar vein widths. The Company believes these areas, which are topographically higher than the vein exposures where the high-grade gold results were obtained, may be above the productive interval of the Santa Rita epithermal system.

Pacific Rim is in the process of completing a baseline environmental assessment of the Santa Rita project and will apply for permits to drill test this exciting gold discovery shortly. The Santa Rita project provides excellent exploration within El Salvador that will both complement and benefit from the Company’s on-going El Dorado exploration.

Andacollo Gold Mine, Chile

On June 20, 2005 (the “Acceptance Date”) during the Company’s first quarter of fiscal 2006, Pacific Rim entered into a Letter of Intent (“LOI”) with Trend Mining Company (“Trend”), a Delaware corporation that proposed to acquire Pacific Rim’s Andacollo assets for $5.4 million. Under the terms of the LOI an exclusive due diligence period granted to Trend was originally set to expire on August 20, 2005. Trend made total non-refundable payments of $0.6 million (two payments of $0.3 million) for the due diligence privileges granted during the initial period. On August 18, 2005 during the Company’s second quarter of fiscal 2006, Pacific Rim and Trend amended the LOI to allow Trend to extend the due diligence period for a further 30 days by making a non-refundable payment of $0.3 million, which was received by Pacific Rim on August 18, 2005.

On September 20, 2006, Pacific Rim and Trend entered into a final agreement and closed the sale of 100% of the shares in the Company’s Chilean subsidiary that owns the Andacollo gold mine. Upon execution of the final Share Purchase Agreement, Pacific Rim received a $2.1 million payment from Trend. Future payments totaling $2.4 million will be made to the Company ($1 million and $1.4 million by September 2006 and 2007 respectively) under a secured promissory note. As previously noted $0.6 million of the $5.4 million total Andacollo sale price was paid to the Company by Trend during Q1 2006 and a further $0.3 million was paid during Q2 2006 to maintain Trend’s exclusive right to conduct due diligence.

3. REVIEW OF OPERATIONS

Pacific Rim is 49% owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott, a subsidiary of Rio Tinto Plc, is 51% owner and operator of the mine. Denton-Rawhide is a residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

Gold and Silver Production

Pacific Rim’s share of production from the Denton-Rawhide operation during the second quarter of fiscal 2006 was 3,697 ounces of gold and 33,225 ounces of silver at a total cash production cost of $217 per ounce of gold produced (net of silver credits). Actual cash expended per ounce of gold produced in Q2 2006 was the same as the total cash production cost since there were no non-cash inventory drawdown costs associated with the Q2 2006 production. Pacific Rim’s share of production from the Denton-Rawhide mine during the same quarterly period a year earlier was 5,854 ounces of gold and 55,913 ounces of silver at a total cash production cost (as calculated using industry standards) of $396 per ounce of gold produced. Actual cash expended per ounce of gold produced in Q2 2005 was $227 per ounce, as a portion of the Q2 2005 production included non-cash inventory drawdown costs of $250 per ounce. The decrease in production from Q2 2005 to Q2 2006 is primarily due to the expected decrease in gold ounces remaining on the heap leach pile as residual leaching at Denton-Rawhide continues. Mine operating expenditures decreased quarter over quarter leading to a reduction in production costs per ounce despite the decrease in gold and silver production.

For the six months ended October 31, 2005, Pacific Rim’s share of production from Denton-Rawhide was 7,963 ounces of gold and 74,432 ounces of silver at a total cash production cost of $192 per ounce (actual cash production cost of $184 per ounce), compared to 11,642 ounces of gold and 132,562 ounces of silver at a total cash production cost of $437 per ounce (actual cash production cost of $225 per ounce) for the six months ended October 31, 2004. Mine operating expenditures decreased substantially during the first six months of fiscal 2006 compared to the same period a year earlier leading to a decrease in unit production costs period over period despite the decrease in gold and silver ounces produced.

The gold price closed at $431.65 per ounce on August 1, 2005 (the first trading day in Q2 2006) and $470.75 per ounce on October 31, 2005 (the last trading day in Q2 2006), and traded within a price range of $430.65 to $475.50 within the three-month period of August 1 to October 31, 2005.

Gold production from Denton-Rawhide during the second quarter of fiscal 2006 was approximately 37% lower than in the same quarterly period of fiscal 2005. This decline in production quarter over quarter represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation, exacerbated by the temporary closure of sections of the heap leach pile as re-contouring of the pile continued. Production is anticipated to continue through the coming fiscal year, although recoveries are expected to decline further as the residual leaching process continues. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward no more than 6 months at a time.

Production Highlights

	Q2 2006	Q2 2005	First Six Months Fiscal 2006	First Six Months Fiscal 2005
Ounces gold produced*	3,697	5,854	7,963	11,642
Ounces silver produced*	33,225	55,913	74,432	132,562
Total cash production cost per ounce	$217	$396	$192	$437
Actual cash production cost**	$217	$227	$184	$225
Average realized gold price	$451	$414	$445	$403
Average actual gold price	$455	$409	$440	$400

*Pacific Rim’s 49% share of Denton-Rawhide production
**Total cash production cost per gold equivalent ounce less non-cash heap leach inventory drawdown cost (see Section 12 “Non-GAAP Measures”)

Hedging

In order to lock in a certain amount of revenue that Pacific Rim requires to fund its ongoing exploration activities, the Company has a short-term hedging policy, where, from time to time, it may sell forward up to 50% of its estimated gold production from Denton-Rawhide in monthly contracts for future periods of up to six months. Pacific Rim had no forward gold sales in place throughout Q2 2006. Pacific Rim’s hedging program is purely a cash management strategy and does not represent a corporate commentary on the outlook for gold.

4. RESULTS OF OPERATIONS

For the three month period ended October 31, 2005, Pacific Rim recorded net income of $1.2 million or $0.01 per share, compared to a loss of $2.4 million or $0.03 per share for the three month period ended October 31, 2004. This improvement in income, despite lower sales revenues, is primarily due to the $2.3 million recovery of investment in the Andacollo mine during Q2 2006, as well as decreased mine operating costs at the Company’s Denton-Rawhide residual leach gold operation and lower El Dorado project expenditures. The Company recovered $2.3 million from the sale of the Andacollo mine in Q2 2006, for which there is no comparable item during Q2 2005. This recovery, combined with $0.6 million in mine operating income, offset expenses totaling $1.7 million for the second quarter of fiscal 2006 and led to a net income of $1.2 million for Q2 2006.

For the six months ended October 31, 2005, net income was $1.7 million or $0.02 per share compared to a loss of $3.7 million or $0.05 per share for the six months ended October 31, 2004. Revenues from gold production were $2.9 million lower during the current six-month period ($3.4 million for the first six months of fiscal 2006 compared to $6.3 million for the same period the year earlier) due to the expected overall decline in production at the Denton-Rawhide mine as residual leaching continues. Operating costs, however, declined substantially for the six months ended October 31, 2005 ($2.0 million) compared to the same period the year earlier ($6.8 million) reflecting the lower costs associated with the cessation of mining activity at Denton-

Rawhide and a $0.8 million reduction in depreciation, depletion and amortization costs period over period. This led to a mine operating income of $1.4 million for the first six months of fiscal 2006, compared to a mine operating loss of $0.5 million for the first six months of fiscal 2005. Expenses for the first six months of fiscal 2006 were comparable to the same period a year earlier ($3.0 million and $3.4 million, respectively). A $3.4 million recovery of investment in the Andacollo mine during the first six months of fiscal 2006 (compared to $0.1 million in the comparable period a year earlier) combined with the $1.9 million increase in mine operating income period over period, led to a substantial improvement in net income for the first six months of fiscal 2006 ($1.7 million compared to a $3.7 million loss for the first six months of fiscal 2005).

Revenue

Revenue, consisting entirely of the sale of gold and silver from the Denton-Rawhide mine, was $1.7 million in Q2 2006, compared to $2.8 million in Q2 2005. Revenue for the second quarter of fiscal 2006 was lower than the same period of fiscal 2005, despite improvements in the realized gold price ($451 per ounce for Q2 2006 compared to $414 per ounce for Q2 2005), due to a decrease in precious metal production quarter over quarter.

Mine operating expenses were $1.1 million in Q2 2006 compared to $3.0 million in the same period a year earlier. This decrease is a result of a reduction in direct mine operating costs ($1.1 million for Q2 2006 compared to $2.7 million for Q2 2005) resulting from lower processing and administration costs and lower heap leach inventory drawdown costs, as well as lower depreciation, depletion and amortization costs as Denton-Rawhide nears the end of its projected life and most of the value of its property, plant and equipment has been written off. As a result, there was a $0.6 million mine operating income in Q2 2006 compared to a loss of $0.2 million in Q2 2005.

Expenses

Net non-operating expenses decreased during Q2 2006 to $1.7 million from $2.2 million during Q2 2005. Exploration expenditures of $1.9 million in Q2 2005 included costs related to the Minita pre-feasibility study that was underway at the time. During Q2 2006, with the pre-feasibility study completed, exploration expenditures were reduced to $1.5 million. The reduction in exploration expenses carried through to a minor reduction in net non-operating expenses for the second quarter of fiscal 2006, from $2.2 million for the three months ended October 31, 2004 to $1.7 million for the three months ended October 31, 2005.

5. SUMMARY OF QUARTERLY RESULTS

Summary of Quarterly Results (unaudited – table is in thousands of US dollars, except per share amounts)

	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004
Revenue	$1,712	$1,718	$2,925	$2,675	$2,828	$3,440	$2,237	$3,318
Net income (loss)	$1,208	$519	$(277)	$(637)	$(2,382)	$(1,338)	$(2,451)	$(1,336)
Net income (loss) per share basic and diluted	$0.01	$0.01	$0.00	$(0.01)	$(0.03)	$(0.02)	$(0.03)	$(0.02)

Pacific Rim’s quarterly revenues and net income (loss) are generally unaffected by seasonal trends or variations. Revenues are a function of production levels from the Denton-Rawhide operation, which have generally declined over the last eight quarters, and the price of gold, which has generally risen over the past eight quarters. Net income (loss) was stable until the four most recent quarterly periods when the net loss began to decline and turned to a net income in the most recent two quarters. Net income (loss) in the most recent four quarters, and in particular in the most recent quarter, has been impacted by the recovery of investment in the Andacollo mine, an unusual event that, despite future payments owing to the Company, is not expected to continue on a quarterly basis. Net income (loss) per share followed the same pattern as net income (loss) over the past 8 quarters as changes to the number of shares outstanding were negligible.

6. LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

Liquidity

During Q2 2006, Pacific Rim’s cash and cash equivalents increased by $1.3 million, from $1.0 million at July 31, 2005 to $2.3 million at October 31, 2005. This reflects cash receipts totaling $2.8 million ($0.4 million from Denton-Rawhide operations and $2.4 million net proceeds from the sale of the Andacollo mine), offset by cash outlays totaling $1.5 million ($1.4 million in direct exploration expenditures and $0.2 million in direct general and administrative expenses, less a $0.1 million increase in non-mining accounts payable).

Pacific Rim’s cash position increased by $1.5 million from the Company’s 2005 fiscal year end at April 30, 2005 to the end of Q2 2006 at October 31, 2005. This increase in cash and cash equivalents over the first six months of fiscal 2006 reflects net cash flow from Denton-Rawhide of $0.9 million plus $3.4 million net sales proceeds from the sale of the Andacollo mine offset by cash outlays for expenses totaling $2.8 million ($2.5 million in exploration expenditures and $0.3 million in general and administrative costs).

Cash Flow Provided by (Used For) Operating Activities
Cash flow provided by operating activities was $1.2 million in Q2 2006 compared to $(0.3) million in Q2 2005. The $1.5 million increase in cash flow provided by operating activities is primarily due to the substantial improvement in net income quarter over quarter.

For the first six months of fiscal 2006, cash flow provided by operating activities increased by $1.9 million, from $(0.8) million for the six month period ended October 31, 2004 to $1.1 million for the six month period ended October 31, 2005. The difference is attributable primarily to a $5.4 million improvement in net income period over period.

Cash Flow Provided by (Used For) Investing Activities
Cash flow provided by investing activities was $nil for Q2 2006 compared to $0.05 million provided by investing activities in Q2 2005. This nominal decrease quarter over quarter is a result of reclamation sinking fund withdrawals and proceeds from the disposition of property, plant and equipment in the second quarter of fiscal 2005 for which there is no comparable item in the second quarter of fiscal 2006.

For the first six months of fiscal 2006, cash flow provided by investing activities decreased by $0.9 million, from $0.9 million for the six months ended October 31, 2004 to a negligible amount for the six months ended October 31, 2005. The difference is a result of $0.9 million in proceeds from the sale of Rawhide plant and equipment during the first six months of fiscal 2005, with no amount from the same source in the comparable period of fiscal 2006.

Cash Flow Provided by Financing Activities
During Q2 2006, cash flow provided by financing activities totaled $0.1 million compared to a negligible amount in Q2 2005. The current quarter’s financing cash flow is related to the issuance of 156,800 shares upon the exercise of stock options (at an average price of CDN $0.58 per share).

For the six months ended October 31, 2005, cash flow provided by financing activities was $0.3 million, compared to a negligible amount for the same period a year earlier. Financing cash flow during the current six-month period related to the issuance of 754,100 shares upon the exercise of stock options (at an average price of CDN $0.55 per share).

Capital Resources and Financial Condition

Pacific Rim’s cash, cash equivalents and bullion (in the Company’s view, bullion is closely equivalent to cash, being immediately available to cover short-term cash requirements) increased from $0.8 million at April 30, 2005 to $2.7 million at October 31, 2005. This increase comprises a $1.5 million increase in cash and cash equivalents and a $0.4 million increase in the cost of bullion at the refinery. Inventories, comprised mainly of gold in process production costs, were reduced to $0.1 million at October 31, 2005 from $0.3 million at April 30, 2005. As a result, the book value of Pacific Rim’s total assets was $10.3 million at October 31, 2005, compared to $8.6 million at April 30, 2005.

At October 31, 2005, Pacific Rim had current liabilities of $0.9 million compared to $1.3 million at year-end 2005. October 31, 2005 current liabilities include $0.8 million in accounts payable, compared to $1.2 million at April 30, 2005. Currently, Pacific Rim has no short- or long-term debt other than minor accounts payable.

The $1.6 million increase in current assets (a $1.9 million increase in cash, cash equivalents and bullion less a $0.1 million reduction in receivables and a $0.2 million reduction in inventories) combined with a $0.4 million decrease in accounts payable and accrued liabilities since April 30, 2005, contributed to a $2.0 million increase in working capital at the end of Q2 2006 (from $(0.1) million at April 30, 2005 to $1.9 million at October 31, 2005).

Pacific Rim anticipates having sufficient cash and cash flow during the second half of fiscal 2006 from continued gold production at Denton-Rawhide and from the sale of the Andacollo mine to continue its planned exploration programs if there are no significant capital outlays beyond its ongoing drilling program. Additional financing will be required during the remainder of fiscal 2006 if the Company decides to, among other things, expand its exploration program or commence development activities at El Dorado, including construction of an access / haulage ramp.

Pacific Rim received $2.4 million in proceeds from the sale of the Andacollo mine during Q2 2006. This compares to a small expenditure in the Andacollo mine during the comparable period of fiscal 2005. For the six months ended October 31, 2005, Pacific Rim received a total of $3.4 million from the Andacollo mine ($3.0 million in net proceeds from the sale of the mine and $0.4 million from creditor repayments), compared to a total of $0.1 million in creditor repayments during the first six months of fiscal 2005. The $0.4 million CMD creditor repayment received in the first six months of fiscal 2006, representing the amount owing to Pacific Rim under the creditors plan, was the result of the conclusion of the plan during Q1 2006. No further payments are owing to the Company.

7. CONTRACTUAL OBLIGATIONS

The Company is committed to payments under operating leases for office premises, residential housing leases in El Salvador, a photocopier, and vehicles through to 2009 as described in Note 11 to the accompanying consolidated financial statements. The Company’s contractual obligations have not materially changed from its fiscal 2005 year-end financial statements. Readers are directed to Pacific Rim’s 2005 annual report, MD&A, financial statements and notes for information regarding the Company’s contractual obligations.

8. CRITICAL ACCOUNTING POLICIES

The Company has not adopted any new accounting policies or implemented any accounting changes during the current reporting period. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results:

Property, Plant and Equipment

Property, plant and equipment is stated at estimated fair value as at the date of acquisition, less accumulated depreciation and accumulated write-downs. Reviews are undertaken annually to evaluate the carrying values of operating mines and exploration and development properties. Pacific Rim capitalizes costs incurred on mineral properties only after the Company has made a positive production decision on that property. Expenditures on exploration properties, including those with mineral resources, are expensed as incurred.

Environmental Expenditures and Closure Costs

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries.

The Company’s share of estimated closure costs associated with the Denton-Rawhide mine at the time of acquisition was recognized in full as part of the acquisition cost. Increases in estimates of closure liabilities subsequent to the acquisition are accounted for in accordance with CICA standard 3110 whereby Pacific Rim prospectively recognizes the fair market value of asset retirement obligations in the period in which they are incurred.

Stock-based Compensation

The Company uses fair value accounting for all stock options issued during the year, in keeping with CICA standard 3870.

Revenue Recognition

Revenues from the sale of all precious metal bullion are recognized when title to the bullion passes to the buyer, the price is fixed and determinable and collection is reasonably assured.

Income Taxes

Pacific Rim uses the asset and liability method of accounting for future income taxes.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pacific Rim utilizes the following key estimates in the preparation of its consolidated financial statements:

Resources
The carrying value of the El Dorado property reflects its acquisition cost, which was based on an estimate of the property’s mineral resource at the time of the acquisition. This resource estimate was filed as a National Instrument 43-101 compliant technical report in February 2002. It has been superseded by the Company’s October 2003 resource estimate and 2005 pre-feasibility study (see Section 14).

Inventories
The current inventories recorded in Pacific Rim’s consolidated financial statements represent the Company’s portion of the costs of supplies and gold in process inventories at the Denton-Rawhide gold mine. The value of the gold in process portion of the inventory represents the cost of gold in the process of being recovered as estimated by Kennecott, operator of the Denton-Rawhide mine.

Closure costs
Closure costs associated with the Denton-Rawhide gold mine are estimated by Kennecott based on standard reclamation procedures employed at comparable sites and under comparable conditions. Closure costs are addressed in Note 7 to the consolidated financial statements.

9. RISKS AND UNCERTAINTIES

Reliance on Denton-Rawhide

Pacific Rim’s sole operating asset is its 49% interest in the Denton-Rawhide gold mine in Nevada. The Company’s profitability and capacity to generate positive cash flow is directly related to the prevailing market price for gold and silver, the Company’s share of production from this operation and the ability of the Denton-Rawhide mine operator to control the costs of production.

Production at Denton-Rawhide decreased during Q2 2006 as the operation progressed through the residual leach phase. Because of uncertainties as to the total amount of recoverable gold on the Denton-Rawhide heap leach pile, the ultimate vs. projected recovery rate and other factors beyond the Company’s control, Pacific Rim’s internal estimates of its share of gold production from Denton-Rawhide look no further than 6 months forward and are approximate in nature. The Company is unable to reliably estimate its share of gold production from Denton-Rawhide beyond this time frame.

Gold Price

Pacific Rim’s revenues and available cash flow are closely linked to the price of gold, which is affected by numerous factors beyond the Company’s control including: the exchange rate of the US dollar relative to other major currencies; global political and economic conditions; central bank sales; producer hedging and de-hedging activities; and, global and regional demand. In order to mitigate the Company’s exposure to volatility in the gold price, which could impact its ability to conduct its exploration programs in a systematic and progressive manner, Pacific Rim has a short-term hedging policy where up to 50% of its share of the anticipated monthly gold production from the Denton-Rawhide mine may be sold forward in month-by-month contracts with maturity dates extending no more than 6 months into the future. At present, Pacific Rim has no forward gold sales contracts in place.

Operations

Mining operations are generally subject to a number of risks and potential hazards, including operating accidents, labor disputes and unanticipated environmental occurrences. The Denton-Rawhide joint venture is insured against typical mining-related risks that are economically insurable, however, there are no assurances that this insurance will provide adequate coverage under all circumstances.

Contingent Liability

Kennecott asserts that the Rawhide joint venture is required to pay future pension funding interest obligations, based on actuarial estimates of up to $2.0 million (Pacific Rim's portion would be approximately $1.0 million) over the next 30 years. Kennecott’s assertion is based on their current belief that the joint venture partners are responsible for all future pension obligations based on actuarial calculated amounts for an unfunded plan. The Company maintains this assertion is incorrect based on a joint venture partners' agreement at the inception of joint venture pension accounting that stipulates that the joint venture would only be responsible for actuarially calculated current service costs, which have all been paid to date. The Company believes there are no grounds for the operator's assertion and continues to pursue this position.

Exploration and Development

Pacific Rim’s growth is dependent on its success in identifying, exploring, advancing, defining, and developing its exploration projects in pursuit of its goal of becoming a highly profitable intermediate level gold producer. The Company expects to incur considerable costs on its ongoing exploration programs development at El Dorado if and when a decision is made to commence development of an operation. The Company’s ability to conduct these exploration and development programs depends on the amount of cash flow generated by the Denton-Rawhide gold mine, and its ability to raise money through financing. The results of the Company’s ongoing exploration programs may warrant additional expenditures and there can be no assurance that Pacific Rim will be able to secure adequate financing, under favorable terms, to advance its projects accordingly. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of the El Dorado or other projects, or the loss of any of its projects for non-development within the required timeframe.

Permitting

Pacific Rim has made application for the granting of an exploitation concession (the only permit required to commence mining activities) based on designs for a 750 tpd operation at the Minita deposit as detailed its EIS. The granting of an exploitation concession by the Ministry of Economy (Division of Hydrocarbons and Mines) confers, to the applicant, the right to produce and sell valuable commodities recovered from the natural resources within the area of the concession. The granting of an exploitation concession requires an environmental permit granted by MARN (the Ministry of Environment) in addition to the applicant satisfying a number of other conditions. The concession requires that the mine and associated facilities be built and operated in accordance with the conditions of the environmental permit and that development activities commence within 12 months of the date of the final concession agreement. Future amendments to its documents and the presentation of an EIS for expanded operations will be required at such time as the Company determines that a larger operation is economically viable. The granting of an exploitation concession, which provides the necessary permits to mine, is made at the discretion of the El Salvadoran government. While Pacific Rim believes it has met all requirements for this concession to be granted, the final decision is outside of the Company’s control and there can be no guarantee that this application will be successful.

Regulatory

Pacific Rim’s various mining operations and exploration and development projects are subject to local federal, provincial, state and municipal laws and regulations that govern prospecting, exploration, mineral title and tenure, development, production, the environment, taxes, labor standards, occupational health and safety, mine safety and other matters. Such laws are subject to revision and can become more rigorous and their compliance more costly, although Pacific Rim is not aware at this time of any proposed changes to these laws or regulations that would have a material impact on the financial condition of the Company. The Company believes it is in compliance with the laws and regulations in all of the jurisdictions in which it operates and relies on the expertise of its management team, employees, consultants and contractors to ensure such compliance.

10. ENVIRONMENTAL AND SOCIAL RESPONSIBILITIES

Environmental

Environmental stewardship, social responsibility and sustainability are core values of Pacific Rim Mining Corp. The Company places high importance on conducting its exploration programs so as to minimize its impact on the environment, adopting best practices in all areas, meeting international standards at a minimum and exceeding standards where possible and operating in a culturally sensitive, respectful manner. Pacific Rim works diligently, on an ongoing basis, to earn and maintain its ‘social license’ in all jurisdictions and communities in which it operates.

Pacific Rim has on deposit in a closure trust fund $3.2 million (fair market value of $3.3 million) as of October 31, 2005, to fund its portion of the reclamation costs associated with closure of the Denton-Rawhide mine. Current reclamation work is being funded primarily from operating cash flow. Reclamation expenditures (Pacific Rim’s portion) totaling $0.2 million are anticipated to be spent at Denton-Rawhide in the remainder of fiscal 2006, with a further $1.6 million in estimated closure costs thereafter. No further trust funding is expected to be required. A closure plan for the Denton-Rawhide mine was submitted to the appropriate agencies for approval during fiscal 2005 and is currently being reviewed.

Community Relations

Pacific Rim Mining Corp. is committed to providing long term, sustainable benefits to the communities in which it operates and to sharing its success with local stakeholders. Please refer to the Company’s 2005 annual report for a discussion of community benefit initiatives being undertaken by Pacific Rim in the towns and villages in and around the Company’s El Dorado gold project.

11. OUTLOOK

Pacific Rim anticipates continued gold production from the Denton-Rawhide mine through the remainder of fiscal 2006 and beyond, with a continued decrease in production rates as the operation progresses through the residual leaching phase.

Available funds will continue to be spent primarily on the El Dorado and Santa Rita gold projects in El Salvador. The Company expects to conclude definition drilling of the South Minita gold zone in the third quarter of fiscal 2006 (the three month period ending January 31, 2006), at which time it expects to commission a resource estimate for South Minita. Based on the results of the South Minita resource estimate, a scoping study-level economic analysis may be undertaken, tying into the existing Minita pre-feasibility study to provide an overall economic assessment of the Minita and South Minita deposits. A full feasibility study of a proposed expanded operation will be undertaken before a decision to commence construction of an access / haulage ramp on the El Dorado is made. The decision to proceed with development of the ramp will further depend on obtaining the required mining and environmental permits and sufficient financing to proceed. If and when the Company decides to expand its exploration programs and/or commence development activities at El Dorado, additional financing will be required. During the remainder of fiscal 2006 Pacific Rim intends to continue its on-going exploration drill program at El Dorado in the search for additional gold resources, as well as conduct a first phase drill program on the Santa Rita gold project.

12. NON-GAAP MEASURES

This document includes certain non-GAAP performance measures including “total cash production costs” and “actual cash production costs” that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Pacific Rim believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company’s performance. The Company’s use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP. The following table provides a reconciliation of the non-GAAP measures to reported GAAP measures.

Unit Costs (table is in thousands of US dollars except gold ounces and cost per ounce)

Fiscal 2005	Total Cash Production Costs to October 31, 2004		Actual Cash Production Costs to October 31, 2004
	3 months ended	6 months ended	3 months ended	6 months ended
Operating costs	$2,666	$5,918	$2,666	$5,918
Silver credits realized	$(345)	$(832)	$(345)	$(832)
Inventory change	n/a	n/a	$(993)	$(2,469)
Cost base for calculation	$2,321	$5,086	$1,328	$2,617
Gold ounces produced	5,854	11,642	5,854	11,642
Cost base per gold ounce produced	$396	$437	$227	$225

Fiscal 2006	Total Cash Production Costs to October 31, 2005		Actual Cash Production Costs to October 31, 2005
	3 months ended	6 months ended	3 months ended	6 months ended
Operating costs	$1,096	$2,000	$1,096	$2,000
Silver credits realized	$(292)	$(468)	$(292)	$(468)
Inventory change	n/a	n/a	n/a	$(67)
Cost base for calculation	$804	$1,532	$804	$1,465
Gold ounces produced	3,697	7,963	3,697	7,963
Cost base per gold ounce produced	$217	$192	$217	$184

13. ADDITIONAL SOURCES OF INFORMATION

Additional sources of information regarding Pacific Rim Mining Corp. include the Company’s: unaudited interim financial statements published quarterly; Annual Information Form (available at www.sedar.com); 20-F filing (available at www.sec.gov); and website www.pacrim-mining.com.

14. NATIONAL INSTRUMENT 43-101 DISCLOSURE AND CAUTIONARY NOTES

National Instrument 43-101

Mr. William Gehlen supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee and officer of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives and is responsible for exploration of the Santa Rita project. Mr. Ernst is a geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The Minita pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

Cautionary Note to U.S. Investors

Pacific Rim advises U.S. investors that this document and/or other materials produced by the Company may contain the terms “inferred”, “indicated” and “measured” “resources”, which are recognized and required by NI 43-101 under Canadian regulations, but not recognized by the U.S. Securities and Exchange Commission (“SEC”). “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of ‘inferred resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part of all of an inferred resource exists, or is economically or legally mineable. U.S. Investors are also cautioned not to assume that any part or all of mineral deposits in the “measured” or “indicated” resource categories will ever be converted into reserves.

Mineral reserves have been calculated in accordance with NI 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (as interpreted by the staff of the Securities and Exchange Commission) applies different standards for the disclosure of reserves. U.S. investors are cautioned that the reserves presented in this document, while in compliance with Canadian standards and regulations, do not meet the following requirements of reserve disclosure under SEC guidelines: the Minita reserves are based on a pre-feasibility level study (as allowed under Canadian regulations) rather than a “final” or “bankable” level feasibility study as required by the SEC; and, the Minita reserves are calculated using gold and silver prices of $350 and $5.00, respectively, rather than the historic three year average prices required by the SEC (which at January 2005 would have been $360.94 for the gold price and $5.38 for the silver price).

Note Regarding Forward Looking Statements

This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Company’s plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•	risks related to gold price and other commodity price fluctuations;
•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

•	risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
•

results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;

•	mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
•	the potential for delays in exploration or development activities or the completion of feasibility studies;
•	the uncertainty of profitability based upon the Company’s history of losses;
•	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
•	risks related to environmental regulation and liability;
•	political and regulatory risks associated with mining and exploration; and
•	other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Dated December 13, 2005